EXHIBIT 4.20

RIGHTS AGREEMENT CERTIFICATE

Reference is hereby made to the Rights Agreement, dated as of February 14, 2000 (as amended, the "Rights Agreement"), by and between EOG Resources, Inc. ("EOG") and, by succession, Computershare Trust Company, N.A. (together with its affiliates, "Computershare"). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Rights Agreement.

Pursuant to Section 12 of the Rights Agreement, EOG hereby certifies to Computershare, as Rights Agent, the transfer agent for the Common Shares and the intended transfer agent for the Preferred Shares (if and when issued), that, as a result of the two-for-one stock split of the Common Shares effected March 1, 2005 and pursuant to Section 11(n) of the Rights Agreement, the number of one one-hundredths (1/100ths) of a Preferred Share purchasable upon proper exercise of each Right shall be adjusted, effective March 1, 2005, from one (1) to one half (1/2); stated otherwise, as a result of such adjustment, each Right now represents the right to buy, in effect, one two-hundredth (1/200) of a Preferred Share once the Rights become exercisable.

Pursuant to Section 12 of the Rights Agreement, a copy of this Rights Agreement Certificate (bearing an electronic conformed signature) will be filed with the Securities and Exchange Commission as an exhibit to EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

EOG RESOURCES, INC.

By: /s/ Patricia L. Edwards
Name: Patricia L. Edwards
Title: Vice President, Human Resources,
Administration and Corporate Secretary
Date: February 11, 2008